UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2022

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2022

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2022 Interim Results Short Form Announcement
for the six months ended 30 June 2022

Johannesburg, 5 August 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reported a solid performance for the first half of 2022, with production 3% higher year-on-year, an increase in total cash costs limited to 6%, and a strong improvement in cash flow. The Company declared an interim dividend of 29 US cents per share, or $121m, and remains on track to achieve full-year guidance.

Production for the first six months of 2022 was 1.233Moz, with second-quarter output up 10% versus the first quarter of 2022. Production growth was underpinned by higher grades and tonnes processed, leading to marked improvements from the Australian and Latin American operations, which offset lower production from Kibali and Geita. Obuasi continued its ramp-up through the period and is on track to achieve its annual production guidance of 240,000oz to 260,000oz for 2022.

Total cash costs for the first six months of 2022 were $1,068/oz, up 6% from the first half of 2021 driven largely by accelerating inflation across several input categories as well as larger royalty payments due to the higher gold price received. These cost pressures were partially offset by operating improvements and a 10% increase in underground grades.

“The fundamentals of our Company continue to improve, despite the challenging cost environment,” said Chief Executive Officer Alberto Calderon. “We have the right structure and the right people in place to further optimise from our portfolio and close the gap with our peers.”

Adjusted EBITDA for the first half of 2022 was $864m, compared with $876m for the first half of 2021. Headline earnings for the first half of 2022 were $300m, or 71 US cents per share, compared with $363m, or 87 US cents per share, in the first half of 2021.

Free cash flow increased to $471m for the first half of 2022 from an outflow of $25m in the same period last year and the balance sheet remains flexible during an ongoing period of reinvestment in improving its portfolio. The increase in free cash flow was supported by $549m received from the Kibali gold mine in the Democratic Republic of the Congo.

The $365m cash acquisition of Corvus Gold Inc. (“Corvus”) was completed in January 2022, creating a strong foothold in the prospective Beatty district in Southern Nevada which the Company plans to bring into production in about three years. The district is expected to grow over several years to more than 300,000oz per year production after mining commences and be active for two decades or more, with all-in costs well below AngloGold Ashanti’s current average.

The balance sheet remained in a solid position after funding the Corvus acquisition and paying the 2021 year-end dividend, with approximately $2.6bn in liquidity, including cash of $1.3bn at the end of June 2022. The $1.4bn multi-currency revolving credit facility was refinanced during the second quarter of 2022, extending the maturity to 2027.

The Company continues to progress its Full Asset Potential (“FAP”) review programme, with the initial assessment stage of the process completed at the Sunrise Dam mine in Australia and the Siguiri mine in Guinea. Both sites are now progressing to the implementation phase, during which the optimisation opportunities that have been identified will be implemented. The Cuiabá mine in Brazil is currently in the process of completing its FAP assessment. Tropicana, Geita and Serra Grande are the next sites expected to undergo the assessment process in the second half of 2022. The FAP review programme is aimed at achieving a step-change improvement in operating performance and competitiveness.

FIRST HALF YEAR 2022 HIGHLIGHTS

Strong safety result: Total Recordable Injury Frequency Rate improved 39% as compared to H1 2021 to 1.33 injuries per million hours worked

Free cash flow of $471m; underpinned by cash distributions received from Kibali

Interim dividend of ZAR493 cents per share (equivalent 29 US cents per share) declared (2021: ZAR87 cents per share, 467% increase)

Obuasi on track to achieve its annual guidance of 240,000oz – 260,000oz for 2022

Operational fundamentals improving – sequential quarterly production improvements; on track to meet full-year guidance

Full Asset Potential review programme progressing, Sunrise Dam and Siguiri in implementation phase; new sites to commence assessment process

Reinvestment programme ongoing to grow Ore Reserve and production, at lower costs, over the medium- to longer term

SALIENT FEATURES

•On track to meet guidance ranges for 2022 with total cash costs trending towards the top end of guidance

•First half production increased 3% year-on-year to 1.233Moz

•Strong production contributions from Cerro Vanguardia (+17%), Siguiri (+21%), Sunrise Dam (+15%), Iduapriem (+14%) and Tropicana (+14%)

•Underground grade +10% year-on-year following reinvestment initiatives

•Total cash costs increased 6% year-on-year to $1,068/oz in H1 2022

•All-in sustaining costs (“AISC”) increased 6% year-on-year to $1,418/oz in H1 2022 mainly due to planned higher sustaining capital expenditure and increased total cash costs

•Basic earnings of $298m in H1 2022, from $362m in H1 2021; Headline earnings of $300m in H1 2022, from $363m in H1 2021

•Net cash inflow from operating activities of $992m in H1 2022, from $467m in H1 2021 mainly due to higher Kibali dividend and lower taxes

•Adjusted EBITDA decreased 1% year-on-year to $864m in H1 2022; Adjusted EBITDA margin of 41%

•Adjusted net debt down 13% year-on-year to $740m at 30 June 2022

•Free cash inflow of $471m in H1 2022 versus an outflow of $25m in H1 2021

GROUP - Key statistics
		Six months	Six months		Year
		ended	ended		ended
		Jun	Jun		Dec
		2022	2021	% Variance	2021
		Reviewed	Reviewed
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,233	1,200	3	2,472
Sold	- oz (000)	1,233	1,214	2	2,483

Financial review
Price received per ounce (1)	- $/oz	1,874	1,801	4	1,796
Total cash costs per ounce (1)	- $/oz	1,068	1,003	6	963
All-in sustaining costs per ounce (1)	- $/oz	1,418	1,333	6	1,355
All-in costs per ounce (1)	- $/oz	1,602	1,521	5	1,577

Gold income	- $m	2,090	1,911	9	3,903
Cost of sales	- $m	1,592	1,400	14	2,857
Total cash costs	- $m	1,300	1,163	12	2,334
Gross profit	- $m	563	565	—	1,172

Profit attributable to equity shareholders	- $m	298	362	(18)	622
	- US cents/share	71	86	(17)	148
Headline earnings	- $m	300	363	(17)	612
	- US cents/share	71	87	(18)	146
Profit before taxation	- $m	407	507	(20)	958
Adjusted EBITDA (1)	- $m	864	876	(1)	1,801
Net cash inflow from operating activities	- $m	992	467	112	1,268
Free cash (outflow) inflow(1)	- $m	471	(25)	(1984)	104
Total borrowings	- $m	2,219	2,105	5	2,094
Adjusted net debt (1) (2)	- $m	740	850	(13)	765
Adjusted net debt to Adjusted EBITDA (1)	- times	0.41	0.37	11	0.42
Capital expenditure (including equity-accounted joint ventures)	- $m	472	461	2	1,100

(1) Refer to "Non-GAAP disclosure" following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

(2) Includes $365m Corvus acquisition cost paid during Q1 2022
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.125 for the six months ended 30 June 2022 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	493.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	394.40000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	418,387,029
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2022
Declaration date	Friday, 5 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 22 August
Last date to trade ordinary shares cum dividend	Tuesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 24 August 2022 and Friday, 26 August 2022, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 22 August 2022 and Friday, 26 August 2022, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2022
Last date to trade ordinary shares cum dividend	Wednesday, 24 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Thursday, 25 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2022
Ex dividend on New York Stock Exchange	Thursday, 25 August
Record date	Friday, 26 August
Approximate date of currency conversion	Friday, 9 September
Approximate payment date of dividend	Monday, 19 September

Assuming an exchange rate of R17.00/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.29 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2022
Last date to trade and to register GhDSs cum dividend	Wednesday, 24 August
GhDSs trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Approximate payment date of dividend	Friday, 9 September

Assuming an exchange rate of R1/¢0.5020, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.2.47486 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The Condensed Consolidated Interim Financial Statements for the six months period ended 30 June 2022 have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Group's registered office, as well as on the Company’s website at www.anglogoldashanti.com.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed unaudited quarterly results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders should base any investment decisions on consideration of the full Announcement and are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Yatish Chowthee on +27 11 637 6273.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2022/jse/isse/anano/HYJun22.pdf

Johannesburg, South Africa
5 August 2022

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 / +27 60 571 0797                 camrara@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

June 2022 Published : 5 August 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 5, 2022    By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance